Exhibit 4.5

SUEZ

EXTRACT OF

THE MINUTES OF THE BOARD OF DIRECTORS MEETING

OF MARCH 3, 2004

[…]

5.  Report of the Compensation and Nominations Committee of March 3, 2004

Mr. Jean Gandois, Committee Chairman, reported today’s session:

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Determination of the criteria for the variable part of compensation for 2004 of the three high-ranking managers.

The Committee decided to base the variable part:

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for the economic part:

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on current net earnings per share

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on the gross cash flow

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for the qualitative part:

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on the amount of exceptional negative earnings in the 2004 financial statements

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on the net cash surplus

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on the achievement of reduction in operating expenditure (€900 million).

The Board of Directors gave its approval to these Committee proposals.

[…]